VectoIQ Acquisition Corp.

1354 Flagler Drive

Mamaroneck, NY 10543

May 6, 2020

Office of Manufacturing

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn: Geoff Kruczek

RE:	VectoIQ Acquisition Corp. (the “Company”)
Form S-4 (the “Registration Statement”)
File Number 333-237179

Dear Mr. Kruczek:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the above-referenced Registration Statement such that the Registration Statement will become effective as of 12:00 P.M. on Friday, May 8, 2020, or as soon thereafter as practicable.

Very truly yours,

VECTOIQ ACQUISITION CORP.

By:	/s/ Stephen Girsky
Name: Stephen Girsky
Title: Chief Executive Officer